BGS Acquisition Corp.
6342 North Bay Road
Miami Beach, Florida 33141

November 4, 2013

Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention:  Daniel F. Duchovny, Special Counsel

Re:	BGS Acquisition Corp. Schedule TO Filed October 21, 2013 File No. 005-86764

Dear Mr. Duchovny:

BGS Acquisition Corp., a British Virgin Islands business company with limited liability (“we” or the “Company”), acknowledges the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2013 with respect to the Company’s Schedule TO (File No. 005-86764) filed with the Commission on October 21, 2013 (the “Schedule TO”) and, in particular, the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).  For your ease of reference, we have included the Staff’s comment below in bold text.

1.
Please revise your offer document, as necessary, consistent with your revisions to the registration statement on Form S-4 filed by BGS Acquisition Subsidiary, Inc. made in response to comments issued on October 29, 2013 and any subsequent comment letters.

In response to the Staff’s comment, concurrently with the submission of this letter, we are filing through EDGAR an amendment (“Amendment No. 1”) to the Schedule TO with an amended and restated Offer to Purchase, dated November 4, 2013 (as so amended the “Amended Offer to Purchase”), and related tender offer documents.

For your convenience, we have hand delivered two clean copies of this letter, Amendment No. 1 and the Amended Offer to Purchase, and two copies of Amendment No. 1 and the Amended Offer to Purchase marked to show all changes made since the initial filing of the Schedule TO.

*****

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to Cesar Baez of BGS Acquisition Corp. at (347) 837-4244 or Heather Carmody of Duane Morris LLP at (215) 979-1202.

Sincerely,

BGS Acquisition Corp.

By:	/s/ Cesar Baez
Name: Cesar Baez Title: Chief Executive Officer

cc:           Heather Carmody (Duane Morris LLP)